Exhibit FS.2.2

Chattanooga GasCompany

Statement of Income

Unaudited

In millions	Calendar 2003
Operating revenues	$89.6
Operating expenses
Cost of gas	59.8
Operation and maintenance	11.7
Depreciation and amortization	5.1
Taxes other than income taxes	3.3
Total operating expenses	79.9
Gain on sale of Caroline Street campus	-
Operating income	9.7
Other income (loss)	0.2
Donation to private foundation	-
Interest expense	0.2
Earnings before income taxes	10.1
Income taxes	4.1
Income before cumulative effect of change in accounting principle	6.0
Cumulative effect of change in accounting principle	-
Net income	$6.0